EXHIBIT 99.1

TRX Gold Declares Commercial Production of 1,000+ TPD Processing Plant

TORONTO, Nov. 15, 2022 (GLOBE NEWSWIRE) -- TRX Gold Corporation (TSX:TNX) (NYSE American:TRX) (the “Company” or “TRX Gold”) is pleased to report the declaration of commercial production of the 1,000+ tonne per day (“tpd”) processing plant at the Buckreef Gold Mine (“Buckreef Gold”), effective November 2022.

The declaration of commercial production for the 1,000+ tpd processing plant at Buckreef Gold in Tanzania is made after successful construction, commissioning and ramp-up of processing to a steady state throughput of 1,000+ tpd. The processing plant has now been running consistently at or above nameplate capacity since October 2022 with gold recoveries exceeding 90%. All major construction activities have been completed and Buckreef Gold has demonstrated its ability to sustain ongoing production levels. The mine will continue to seek opportunities to improve efficiencies and increase throughput with the goal of exceeding design nameplate capacities.

Highlights include:

  Construction, commissioning and ramp-up of the 1,000+ tpd processing facility was completed on schedule and to budget;
  Throughout construction, safety has been a top priority for the Company. Site management, along with the whole workforce are thanked for making safety their priority, and for achieving this key milestone ‘Lost Time Injury free’;
  Gold production in October exceeded budget with 2,200 ounces of gold poured during the month (22% above plan); and
  Gold recoveries in October exceeded budget and were 91.1% (against a plan of 90%).

“The Board, Executive Management and I are very excited to have reached this remarkable milestone in the Company’s history,” noted Stephen Mullowney, CEO. “During the last 12 months, the Buckreef Gold team have delivered excellence in safety and built not only a great 1,000+ tpd processing plant, but also a track record for achievement - this is the second successful build during this period. While we celebrate this goal, we are also ready to advance the growth of the business with improvement initiatives, exploration and ever-increasing production. TRX Gold and Buckreef Gold are currently evaluating a potential further near-term expansion of the processing plant. Let’s keep growing!”

Qualified Person

Mr. Andrew Mark Cheatle, P.Geo., MBA, ARSM, is the Company’s Qualified Person under National Instrument 43-101 “Standards of Disclosure for Mineral Projects” (“NI 43-101”) and has reviewed and assumes responsibility for the scientific and technical content in this press release.

About TRX Gold Corporation

TRX Gold is rapidly advancing the Buckreef Gold Project. Anchored by a Mineral Resource published in May 2020, the project currently hosts an NI 43-101 Measured and Indicated Mineral Resource of 35.88 MT at 1.77 g/t gold containing 2,036,280 ounces of gold and an Inferred Mineral Resource of 17.8 MT at 1.11 g/t gold for 635,540 ounces of gold. The leadership team is focused on creating both near-term and long-term shareholder value by increasing gold production to generate positive cash flow. The positive cash flow will be utilized for exploratory drilling with the goal of increasing the current gold Resource base and advancing the Sulphide Ore Project which represents 90% of current gold Resources. TRX Gold’s actions are led by the highest ESG standards, evidenced by the relationships and programs that the Company has developed during its nearly two decades of presence in Geita Region, Tanzania.

Forward-Looking Statements

This press release contains certain forward-looking statements as defined in the applicable securities laws. All statements, other than statements of historical facts, are forward-looking statements. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “hopes”, “intends”, “estimated”, “potential”, “possible” and similar expressions, or statements that events, conditions or results “will”, “may”, “could” or “should” occur or be achieved. Forward-looking statements relate to future events or future performance and reflect TRX Gold management’s expectations or beliefs regarding future events and include, but are not limited to, statements with respect to positive cash flow, operations of its processing plant and gold recoveries thereunder, estimation of mineral resources, ability to develop value creating activities, recoveries, subsequent project testing, success, scope and viability of mining operations, the timing and amount of estimated future production, and capital expenditure.

Although TRX Gold believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance. The actual achievements of TRX Gold or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors. These risks, uncertainties and factors include general business, legal, economic, competitive, political, regulatory and social uncertainties; actual results of exploration activities and economic evaluations; fluctuations in currency exchange rates; changes in costs; future prices of gold and other minerals; mining method, production profile and mine plan; delays in exploration, development and construction activities; changes in government legislation and regulation; the ability to obtain financing on acceptable terms and in a timely manner or at all; contests over title to properties; employee relations and shortages of skilled personnel and contractors; the speculative nature of, and the risks involved in, the exploration, development and mining business. These risks are set forth in reports that TRX Gold files with the SEC. You can review and obtain copies of these filings from the SEC's website at http://www.sec.gov/edgar.shtml .

The information contained in this press release is as of the date of the press release and TRX Gold assumes no duty to update such information.

Investors
Christina Lalli
Vice President, Investor Relations
TRX Gold Corporation
+1-438-399-8665
c.lalli@TRXgold.com
www.TRXgold.com